NO ACT

1E
7-15-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10013163

September 16, 2010

Jeffrey M. Stein
King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 09-16-2010

Re: Winn-Dixie Stores, Inc.
Incoming letter dated July 15, 2010

Dear Mr. Stein:

This is in response to your letters dated July 15, 2010 and July 27, 2010 concerning the shareholder proposal submitted to Winn-Dixie by Schultze Asset Management, LLC. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: George Schultze
Managing Member
Schultze Asset Management, LLC
3000 Westchester Avenue
Purchase, NY 10577

September 16, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Winn-Dixie Stores, Inc.
Incoming letter dated July 15, 2010

The proposal requests the board to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table and accompanying narrative disclosure of the company's proxy statement.

We are unable to concur in your view that Winn-Dixie may exclude the proposal under rule 14a-8(i)(10). We note that Winn-Dixie's amended Governance Principles provide only for biennial, and not annual, advisory votes on executive compensation. We are therefore unable to conclude that Winn-Dixie's policies, practices and procedures compare favorably with the guidelines of the proposal such that Winn-Dixie has substantially implemented the proposal. Accordingly, we do not believe that Winn-Dixie may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521
Tel: (404) 572-4600
Fax: (404) 572-5100
www.kslaw.com

Jeffrey M. Stein
Direct Dial: 404-572-4729
jstein@kslaw.com

July 27, 2010

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Supplemental Letter Regarding Winn-Dixie Stores, Inc. --- Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Schultze Asset Management, LLC

Ladies and Gentlemen:

On July 15, 2010, we submitted a letter (the "No-Action Request") on behalf of Winn-Dixie Stores, Inc., a Florida corporation (the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requesting confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy materials relating to its fiscal 2010 Annual Meeting of Shareholders (the "2010 Proxy") the shareholder proposal (the "Proposal") that was submitted by Schultze Asset Management, LLC (the "Proponent") and was attached to the No-Action Request as Exhibit A.

This supplemental letter is being submitted by electronic mail. A copy of this letter is also being sent to the Proponent.

The No-Action Request indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(10) because the Board of Directors (the "Board") of the Company was expected to amend the Company's Governance Principles to provide that the Company's shareholders will be given the opportunity to vote, on a biennial basis, on an advisory "say on pay" resolution. In the No-Action Request, we indicated that we would notify the Staff and the Proponent supplementally after the Board adopted amendments to the Company's Governance Principles to require "say on pay" votes. The No-Action Request also noted that the Dodd-Frank Wall Street Reform and Consumer

Protection Act (the "Dodd-Frank Act") had been approved by the House and the Senate and we indicated that we would provide a supplemental letter at such time as the Dodd-Frank Act was signed into law.

On July 21, 2010, the President signed the Dodd-Frank Act into law. On July 22, 2010, the Board amended the Company's Governance Principles as described below. The Company has posted its amended Governance Principles that provide for a "say on pay" vote in the Corporate Governance area of its website.

Amended Governance Principles and Advisory Vote in 2010 Proxy

Noting the passage of the Dodd-Frank Act and considering the language in Section 951 of the Act (which is reflected in a new Section 14A(a)(1) of the Exchange Act), the Company's Compensation Committee revised the wording of the policy on the Company's advisory "say on pay" resolution from the wording that was described in the No-Action Request and recommended to the Board that the Board adopt this revised wording. On July 22, 2010, the Board amended the Governance Principles to add a new section as follows:

> "Shareholder Advisory Vote on Executive Compensation (Say on Pay)
>
> Company shareholders will be given the opportunity to vote, on a biennial basis, on an advisory resolution to approve the compensation of the named executive officers determined by the Compensation Committee, as described in the "Compensation Discussion and Analysis" section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in the Company's annual proxy statement."

This policy is effective immediately, and the Company's first "say on pay" vote will be held at the Company's 2010 annual meeting, scheduled for November 10, 2010.

The Company intends to present a "say on pay" proposal for shareholder approval at the 2010 annual meeting in substantially the following form:

> "RESOLVED, that the Company's shareholders approve the compensation of the named executive officers determined by the Compensation Committee, as described in the "Compensation Discussion and Analysis" section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement."

The Company believes that it has crafted a policy and a proposal for shareholder approval that complies with the form of resolution that will be required under new Section 14A(a)(1) of the Exchange Act for annual meetings occurring after January 21, 2011. The Company recognizes that its "say on pay" policy may need to be modified to be consistent with any rules and regulations promulgated by the Commission thereunder (for example, to provide for a "say on pay" vote at its 2011 annual meeting, with this vote being supplemental to its biennial votes).

The Company is aware that its policy calls for a biennial vote; however, as required by new Section 14A(a)(2) and (3) of the Exchange Act, at its 2011 annual meeting the Company will include the "say on pay" vote required under the Exchange Act, as well as a separate advisory vote on whether future "say on pay" votes will occur on an annual, biennial or triennial basis. After the 2011 annual meeting, the Board will evaluate the outcome of this vote on the frequency of future "say on pay" votes, in reviewing the biennial vote policy reflected in its Governance Principles and in making any decision as to the frequency of future "say on pay" votes.

Analysis

The Company believes that, with the enactment of the Dodd-Frank Act, the Proposal has become moot. Beginning with their first annual meetings after January 21, 2011, and not less frequently than once every three years thereafter, public companies are required to conduct the form of "say on pay" vote mandated by the Dodd-Frank Act. In addition, at the first annual meeting to occur after January 21, 2011 and not less frequently than once every six years thereafter, public companies are required to conduct a separate advisory vote on the frequency of future "say on pay" votes.

At its annual meeting in 2011, in accordance with the requirements of Section 951 of the Dodd-Frank Act and new Section 14A of the Exchange Act, the Company will provide shareholders an advisory vote on "say on pay" and a separate advisory vote on the frequency of future "say on pay" votes. Therefore, if the Proposal were to be included in the 2010 Proxy and if it were to be approved by shareholders, the Company would not be able to effect the Proposal as drafted by the Proponent. As required by new Section 14A of the Exchange Act, at future annual meetings, the Company would be required to change the language of the "say on pay" vote from that suggested by the Proponent (ratifying the summary compensation table and related narrative) to that mandated by the Dodd-Frank Act. Similarly, even if the Proposal, calling for an annual "say on pay" vote, were to be approved by shareholders at the 2010 annual meeting, the Company would be required to have a vote on "frequency" at its 2011 annual meeting, and at least once every six years thereafter. Accordingly, there would be no purpose served by having shareholders vote on the Proposal.

Company shareholders will have a "say on pay" vote at the 2010 annual meeting, in accordance with the Company's Governance Principles. Company shareholders will have a "say on pay" vote at the 2011 annual meeting, in accordance with the requirements of the Dodd-Frank Act. Company shareholders will have a vote on "frequency" at the 2011 annual meeting, in accordance with the requirements of the Dodd-Frank Act. Consequently, the vote called for by the Proposal has become moot. *See, e.g., Honeywell International* (avail. Feb. 14, 2005); *EMC Corporation* (avail. Feb. 14, 2005); *Teradyne, Inc.* (avail. Feb. 14, 2005); *Intel Corporation* (avail. Feb. 14, 2005); *Yahoo! Inc.* (avail. Feb. 14, 2005); *Time Warner Inc.* (avail. Feb. 14, 2005); *and Pfizer Inc.* (avail. Feb. 15, 2005) (proposal to establish a policy of expensing stock options was substantially implemented due to newly pronounced accounting rules requiring expensing of stock options, even though the new rules would not be effective until after the time of the annual meeting).

In addition, as we discussed in the No-Action Request, the Company believes that the Proposal may be properly omitted from its 2010 Proxy pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

In the No-Action Request, we explained that the Proposal had been substantially implemented by the Company because the "say on pay" policy expected to be adopted by the Board addressed the essential objective of the "say on pay" policy called for in the Proposal. We note that the policy actually adopted by the Board on July 22, 2010, as compared with the form of policy expected to be adopted by the Board and described in our No-Action request, is closer to the precise language of the Proposal. The Proposal calls for ratification of the compensation of the named executive officers set forth in the summary compensation table and accompanying narrative; the policy adopted by the Board calls for approval of the compensation of the named executive officers determined by the Compensation Committee, as described in the "Compensation Discussion and Analysis" section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure). The Company's "say on pay" policy includes the approval of the summary compensation table and accompanying narrative as requested by the Proposal. Accordingly, the arguments that we made in the No-Action Request regarding substantial implementation of the Proposal have even more force as a result of the "say on pay" policy adopted by the Board on July 22, 2010.

Conclusion

For the reasons described in this supplemental letter and the No-Action Request, the Company believes that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10). On the basis of the foregoing, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's 2010 Proxy.

The Company requests that the Staff send a copy of its response to this letter via facsimile to the Company and the Proponent at the following numbers: (904) 783-5651, Attn: Larry B. Appel, Winn-Dixie Stores, Inc., and (914) 701-5269, Attn: George Schultze, Schultze Asset Management, LLC.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at (404) 572-4600.

Very truly yours



Jeffrey M. Stein

JMS:mrh

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521
Tel: (404) 572-4600
Fax: (404) 572-5100
www.kslaw.com

Jeffrey M. Stein
Direct Dial: 404-572-4729
jstein@kslaw.com

July 15, 2010

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Winn-Dixie Stores, Inc. --- Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Schultze Asset Management, LLC

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Winn-Dixie Stores, Inc., a Florida corporation (the "Company"), we request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy materials relating to its 2010 Annual Meeting of Shareholders (the "2010 Proxy") the shareholder proposal (the "Proposal") described below and attached to this letter as Exhibit A that was submitted by Schultze Asset Management, LLC (the "Proponent").

The Company intends to hold its 2010 annual meeting on or about November 10, 2010 and to file its definitive proxy materials for the annual meeting with the Commission on or about October 5, 2010. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before the Company intends to file the definitive proxy materials.

This request is being submitted by electronic mail. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2010 Proxy. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Proposal

The Proposal includes the following resolution:

> "Resolved, that shareholders of Winn-Dixie Stores, Inc. ("the Company") request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO."

The full text of the Proposal is included as Exhibit A to this letter.

Basis for Exclusion of the Proposal

The Company believes that the Proposal may be properly excluded from the 2010 Proxy on the basis that the Proposal has been substantially implemented by the Company as contemplated by Rule 14a-8(i)(10).

Background

Upon the recommendation of management, at a meeting of the Board of Directors (the "Board") of the Company scheduled to be held on July 22, 2010, the Board will consider the recommendation of its Compensation Committee made on July 14, 2010 to amend its Governance Principles to provide that the Company's shareholders will be given the opportunity to vote, on a biennial basis, on an advisory resolution to approve the compensation policies and procedures with respect to the Company's named executive officers as described in the "Compensation Discussion and Analysis" section of the Company's annual proxy statement. This provision will take effect immediately, and the first "say on pay" vote thereunder will be held at the Company's 2010 annual meeting, scheduled for November 10, 2010. Subsequently, "say on pay" votes will be held on a biennial basis.

The amended Governance Principles will be posted in the Corporate Governance area of the Company's website immediately after they are approved by the Board, and the Company will notify the Staff and the Proponent supplementally after the Board has amended the Governance Principles to adopt the "say on pay" policy. We are submitting this no-action request at this time, before the Corporate Governance Principles are amended, to address the timing requirements of Rule 14a-8.

As required under the amendment to its Governance Principles, the Company intends to present a "say on pay" proposal for shareholder approval at the 2010 annual meeting in substantially the following form:

> "RESOLVED, that the Company's shareholders approve the compensation policies and procedures with respect to the Company's named executive officers

named in the 2010 Summary Compensation Table, as described in the Compensation Discussion and Analysis section of this proxy statement."

"Say on pay" has been the subject of recent federal legislation. Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was approved by the House of Representatives on July 1, 2010 and the Senate on July 15, 2010, would add a new Section 14A to the Exchange Act. Section 14A would require companies to include a non-binding advisory shareholder vote on the compensation of the named executive officers as disclosed in a company's proxy statement, along with a separate non-binding shareholder vote on whether future "say on pay" votes will be on an annual, biennial or triennial basis. Under the Dodd-Frank Act, both of these advisory votes will be required to be held at the first annual meeting of shareholders that is at least six months after the effective date of the Dodd-Frank Act. After the Dodd-Frank Act is signed into law, the Commission is expected to adopt rules clarifying and implementing the requirements of Section 14A. We note that, in the form approved by the House of Representatives, Section 951 of the Dodd-Frank Act would not require any "say on pay" vote at the Company's 2010 annual meeting. Rather, assuming that the Dodd-Frank Act is enacted during the summer of 2010, the Company's first advisory votes required by the Dodd-Frank Act would not take place until the Company's 2011 annual meeting.

Due to the timing of the Company's 2010 annual meeting, management expects the Board to amend the Company's Governance Principles to include the "say on pay" policy described above at its July 22, 2010 meeting. The Company recognizes that its "say on pay" policy may need to be modified to be consistent with the Dodd-Frank Act, and any rules and regulations promulgated by the Commission thereunder, but expects that any such modifications would be applicable to the votes at the Company's 2011 annual meeting, and would have no effect on the "say on pay" vote to be held at its 2010 annual meeting.

Analysis

The Company believes that the Proposal may be properly omitted from its 2010 Proxy pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholder having to consider matters which have already been favorably acted upon by the management...." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.*(avail. Jan. 24, 2001)*; The Gap, Inc.* (avail. March 8, 1996)*; Nordstrom, Inc.* (avail. Feb. 8, 1995).

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983)("1983 Release"). Rather, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed the proposal's "essential objective" satisfactorily. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008).

We acknowledge that there are two minor differences between the form of "say on pay" called for by the Proposal and the form of "say on pay" being implemented under the Company's Governance Principles, in that the Proposal calls for an annual vote (whereas the Governance Principles call for a biennial vote) and the Proposal calls for ratification of the compensation of the named executive officers set forth in the summary compensation table and accompanying narrative (whereas the Governance Principles call for approval of the compensation policies and procedures with respect to the named executive officers as described in the compensation discussion and analysis section of the proxy statement). Still, we believe that under Staff positions, adoption of the "say on pay" policy in the Governance Principles constitutes "substantial implementation" of the Proposal.

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991) (company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal). The Staff has consistently taken the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and to exclude it under Rule 14a-8(i)(10). See *Bank of America Corp.* (avail. Jan. 14, 2008), *AMR Corporation* (avail. Apr. 17, 2000), *Masco Corp.* (avail. Mar. 29, 1999), *Erie Indemnity Company* (avail. Mar. 15, 1999), *AutoNation Inc.* (avail. Mar. 5, 2003), *AutoNation Inc.* (avail. Feb. 10, 2004) and *Symantec Corporation* (avail. June 3, 2010). In all of the above cited matters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

The Company believes that it may exclude the Proposal because it has satisfactorily addressed the essential objective of the Proposal --- adopting "say on pay", allowing the Company's shareholders to vote regularly on whether to approve the compensation of the Company's named executive officers. Amending the Company's Governance Principles to adopt a policy for a "say on pay" vote beginning at the 2010 annual meeting satisfies the essential objective of the Proposal. The proposed amendment to the Governance Principles implements the policy that is the subject of the Proposal. At its core, the policy to be adopted by the Board provides the Company's shareholders with an advisory vote on the compensation of the Company's named executive officers. Although the policy to be adopted by the Board provides for a biennial rather than an annual vote, and for approval of the compensation policies and procedures with respect to the Company's named executive officers as described in the compensation discussion and analysis section of the Company's annual proxy statement rather than the summary compensation table and the accompanying narrative disclosure of material factors provided to understand the table, the underlying goal is precisely the same --- empowering the Company's shareholders to vote regularly on executive compensation.

We note that, in mandating a "say on pay" for public companies, the Dodd-Frank Act does not require that the "say on pay" vote must occur every year. Rather, companies will be required to afford their shareholders a vote on whether the "say on pay" vote will occur every one, two or three years, with the vote being advisory (rather than binding) on a company. Accordingly, under Section 951 of the Dodd-Frank Act, it appears that companies ultimately will determine whether they will have the "say on pay" vote annually, biennially or triennially. Because the Dodd-Frank Act allows companies this flexibility furthers the notion that either an annual or a biennial vote (or a triennial vote) will achieve the "essential objective" of providing shareholders with a "say on pay".

The Dodd-Frank Act requires a non-binding vote on the broadly described "compensation of executives as disclosed pursuant to [Item 402 of Regulation S-K]", without specifying whether this vote is to cover the compensation discussion and analysis, summary compensation table, all compensation tables, or some element or combination of elements of the compensation disclosure. By describing the subject of the "say on pay" vote so broadly, the Dodd-Frank Act has focused on the "essential objective" of providing shareholders with a "say on pay", rather than identifying one or another section of the compensation disclosure, such as the summary compensation table, as the focus of the vote. The Company believes that a vote on the compensation discussion and analysis (which is part of the required disclosure under Item 402 of Regulation S-K that is designed to provide narrative disclosure to explain the material elements of the compensation paid to the named executive officers for the most recently completed fiscal year, as well as material information about the compensation objectives and policies for the named executive officers, and puts into context the compensation disclosure provided elsewhere in the proxy statement), is consistent with the "essential objective" of the Dodd-Frank Act, in providing shareholders with a "say on pay". Finally, we note that it is the compensation discussion and analysis to which the report of the compensation committee speaks, and not the summary compensation table.

As stated above, we will notify the Staff and the Proponent supplementally after the Board adopts the amendment to the Company's Governance Guidelines to require "say on pay" votes. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after the board of directors has acted. *See, e.g., Johnson & Johnson* (avail. Feb. 19, 2008); *The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the action taken).

For the reasons described in this letter, the Company believes that it will have substantially implemented the essential objective of the Proposal and that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

Finally, the Company notes that if the Dodd-Frank Act is signed into law, the Proposal will become moot as public companies will be required to adopt the form of "say on pay" mandated by the Dodd-Frank Act, as promulgated under rules and regulations adopted by the Commission, including a vote on the frequency of the "say on pay" vote. At such time as the Dodd-Frank Act is signed into law, we will provide a supplemental letter to the Staff and the Proponent, confirming that the "say on pay" provisions in the Dodd-Frank Act (which are expected to become effective for the Company's 2011 annual meeting and for annual meetings thereafter), combined with the "say on pay" provision of the Governance Principles (which will be applicable to the Company's 2010 annual meeting), have substantially implemented the Proposal.

Conclusion

On the basis of the foregoing, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's 2010 Proxy.

The Company requests that the Staff send a copy of its response to this letter via facsimile to the Company and the Proponent as the following numbers: (904) 783-5651, Attn: Larry B. Appel, Winn-Dixie Stores, Inc. and (914) 701-5269, Attn: George Schultze, Schultze Asset Management, LLC.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at (404) 572-4600.

Very truly yours



Jeffrey M. Stein

JMS:mrh

Exhibit A

SCHULTZE ASSET MANAGEMENT, LLC

3000 Westchester Avenue
Purchase, NY 10577
914-701.5260
www.samco.net

BY MESSENGER

Peter L. Lynch, President, Chief Executive Officer and Chairman of the Board
Winn Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, Florida 32254-3699

Larry B. Appel, Secretary
Winn Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, Florida 32254-3699

Eric Harris, Director of Investor Relations
Winn Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, Florida 32254-3699

Messrs. Lynch, Appel and Harris:

I am the Managing Member of Schultze Asset Management, LLC ("Schultze"). As you know, Schultze is a long-term shareholder concerned with the future of Winn-Dixie Stores, Inc. (the "Company") as evidenced by the letter attached hereto as Exhibit A. On behalf of Schultze and its various client accounts, in accordance with Rule 14a-8 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify you of Schultze's intention to present the proposal set forth below (the "Proposal") for action at the forthcoming annual meeting of shareholders (the "Annual Meeting") of the Company and demand in accordance with the Rule that (i) the Company set forth the entire Proposal and supporting statement with respect thereto in its proxy statement related to such Annual Meeting and (ii) the Company include in its proxy relating to the Annual Meeting a means by which all shareholders of the Company may vote on the Proposal.

Schultze's official address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze, through various client accounts, is the beneficial owner of 792,178 shares of common stock of the Company. Since January 1, 2008, Schultze has continuously been the beneficial owner of at least $2,000 in market value, or 1%, of the Company's common stock entitled to vote on the Proposal at the Annual Meeting. Please see the letters attached hereto as Exhibit B from UBS Securities LLC, the custodian and record holder of 661,785 of our Company shares, certifying such ownership. Schultze intends to continue to own beneficially, through the date of the Annual Meeting, at least $2,000 in market value, or 1%, of the Company's common stock entitled to vote on the Proposal at the Annual Meeting. A representative of Schultze will attend the Annual Meeting to present the Proposal on Schultze's behalf.

Shareholder Proposal

Resolved, that shareholders of Winn-Dixie Stores, Inc. ("the Company") request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Supporting Statement

Investors are increasingly concerned about exorbitant executive compensation, especially when it is insufficiently linked to performance. In 2009, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and more than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

An advisory vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide the Company's board and management useful information about shareholder views on the Company's senior executive compensation.

This advisory vote would be particularly helpful for the Company, for which total reported NEO compensation as a percentage of average market capitalization in 2009 was 1.88% as compared to an average of 0.82% for peer grocery chains. Over the past twelve months ending on May 14, 2010, market capitalization of the Company's peers has grown 27.0% on average. Meanwhile, the Company's market capitalization has declined 9.3% over the same period. Similarly, the Company's stock price has recently been trading close to the initial issuance price of approximately $11.00 back in November 2006!

Influential proxy voting service RiskMetrics Group recommends votes in favor of shareholder "Say on Pay" resolutions. Over 50 companies have agreed to an advisory vote, including Aflac, Apple, CVS Caremark, Goldman Sachs, Hewlett-Packard, Ingersoll-Rand, Intel, Microsoft, Occidental Petroleum, Pfizer, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the advisory vote in 2009, providing an opportunity to see it in action.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a non-binding vote on disclosure relating to executive compensation, providing shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members because of executive compensation decisions is a blunt, sledgehammer approach. An advisory vote provides shareholders a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, actively embraces board accountability and communicates effectively to investors would find a management sponsored advisory vote a helpful tool.

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I look forward to the opportunity to present this proposal to the Company's shareholders and explain its importance to maximizing shareholder value.

Sincerely,

Schultze Asset Management, LLC



By: George Schultze
Title: Managing Member

cc: Evelyn V. Follit
Charles P. Garcia
Jeffrey C. Girard
Yvonne R. Jackson
Gregory P. Josefowicz
James P. Olsen
Terry Peets
Richard E. Rivera


UBS Investment Bank

Harlan Mayer 1285 Ave. of the Americas New York, NY 10019 Ph: 212-713-8990 Fax: 212-882-8518

May 17, 2010

To Whom It May Concern:

UBS Securities LLC ("UBS") is the custodian and record holder of shares of Common Stock of Winn Dixie Stores Inc ("WINN"), which are owned beneficially by Schultze Master Fund, Ltd (the "Schultze Master Fund"). Schultze Asset Management, LLC ("Schultze Asset") and together with the Schultze Master Fund, "Schultze) serves as investment manager to the Schultze Master Fund and has sole power to direct UBS to vote and dispose of the securities held by UBS for the benefit of the Schultze Master Fund.

As of April 30, 2010, we had custody and record ownership of 594,065 shares of WINN Common Stock (the "shares") which are beneficially owned by the Schultze Master Fund. Since January 1, 2008, the Schultze Master Fund has continuously held at least $2,000 in market value of shares of WINN Common Stock.

Sincerely,



Harlan I. Mayer
Associate Director



Harlan Mayer 1285 Ave. of the Americas New York, NY 10019 Ph: 212-713-8990 Fax: 212-882-8518

May 17, 2010

To Whom It May Concern:

UBS Securities LLC ("UBS") is the custodian and record holder of shares of Common Stock of Winn Dixie Stores Inc ("WINN"), which are owned beneficially by Schultze Apex Master Fund, Ltd (the "Schultze Apex Master Fund"). Schultze Asset Management, LLC ("Schultze Asset") and together with the Schultze Apex Master Fund, "Schultze") serves as investment manager to the Schultze Apex Master Fund and has sole power to direct UBS to vote and dispose of the securities held by UBS for the benefit of the Schultze Apex Master Fund.

As of April 30, 2010, we had custody and record ownership of 67,720 shares of WINN Common Stock (the "shares") which are beneficially owned by the Schultze Apex Master Fund. Since January 1, 2008, the Schultze Apex Master Fund has continuously held at least $2,000 in market value of shares of WINN Common Stock.

Sincerely,



Harlan I. Mayer
Associate Director